SCHEDULE 14A INFORMATION
(Rule 14A-101)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934
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☑ Preliminary Proxy Statement
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☐ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to Rule 14a-12
ARBINET-THEXCHANGE, INC.

(Name of Registrant as Specified In Its Charter)
ALEX MASHINSKY AND ROBERT A. MARMON

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)
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INTRODUCTION
WHY YOU SHOULD REPLACE THE COMPANY’S SLATE OF DIRECTORS
WHY YOU SHOULD VOTE FOR THE MASHINSKY NOMINEES
OUR RECOMMENDATIONS IF THE MASHINSKY NOMINEES ARE ELECTED
NOMINEES FOR DIRECTOR
VOTING
INFORMATION CONCERNING PERSONS WHO MAY SOLICIT PROXIES
COST AND METHOD OF SOLICITATION
ADDITIONAL INFORMATION
IMPORTANT

PRELIMINARY COPY, SUBJECT TO COMPLETION
DATED APRIL [     ], 2006
PROXY STATEMENT OF
ALEX MASHINSKY AND ROBERT A. MARMON
IN CONNECTION WITH THE
2006 ANNUAL MEETING OF STOCKHOLDERS OF
ARBINET-THEXCHANGE, INC.

INTRODUCTION
      This Proxy Statement (the “Proxy Statement”) and the accompanying form of Proxy are being furnished by Alex Mashinsky (“Mr. Mashinsky”) and Robert A. Marmon (“Mr. Marmon”) to the stockholders (the “Stockholders”) of Arbinet-thexchange, Inc. (the “Company”) in connection with their solicitation of proxies to be voted at the Company’s 2006 Annual Meeting of Stockholders (the “Annual Meeting”). [The Company has announced that the Annual Meeting will be held at [location] at [time], local time.] This Proxy Statement and form of Proxy are being mailed to Stockholders on or about [                    ], 2006.
      Messrs. Mashinsky and Marmon are soliciting proxies from fellow Stockholders in order to elect Mr. Mashinsky and Mr. Marmon (each, a “Mashinsky Nominee”) to the Board of Directors of the Company (the “Board”) at the Annual Meeting. We are asking Stockholders to elect Mr. Mashinsky and Mr. Marmon to replace the current Class II directors. We have become dissatisfied with current management and are seeking to elect nominees to the Board whose interests, we believe, are more aligned with Stockholders in order to begin changing the way the Company operates — the Mashinsky Nominees collectively own 1,587,601 shares (6.3%)(1), while current Class II directors collectively own 0 shares, of the outstanding common stock of the Company.
      We believe that in order for Stockholders to mitigate and reverse the loss in stock price they have suffered under the current management of the Company, and to take full advantage of the Company’s true potential, significant immediate changes are required, which we have described under “WHY YOU SHOULD VOTE FOR THE MASHINSKY NOMINEES”, although there is no assurance of accomplishing these goals even if the Mashinsky Nominees are elected.
      To begin the process, Messrs. Mashinsky and Marmon are asking current Stockholders to send a clear message of “no confidence” to the existing Board and management by electing the Mashinsky Nominees. If the Mashinsky Nominees are elected, we intend to make a number of recommendations to the Board, which we believe will benefit the Company and the Stockholders. Except as described in this Proxy Statement, the Mashinsky Nominees do not have any specific plans for the Company.
WHY YOU SHOULD REPLACE THE COMPANY’S SLATE OF DIRECTORS

•	The current management has overseen a 77% decline in the value of our Company. As of March 20, 2006 (the day before we announced this solicitation) the price of the Company’s common stock has declined 77% since its first day closing price of $29 in December 2004. Specifically, the common stock was trading below $7.00 per share, which is a decline of more than $250 million in the Company’s market capitalization from its initial public offering in December 2004 and more than $550 million from its highest market capitalization in December 2004.

•	Current management has not delivered on its goal to expand the business. The Company has stated publicly that it intends to leverage the Company’s web-based trading platform, intellectual property portfolio and operations support systems to allow for the trading, routing and settlement of other digital goods and offer additional services. We do not believe this has happened due to the

      (1)Using Arbinet’s recent 10-K outstanding number of 25,381,661.

Company’s failure to achieve its original earnings guidance for 2005 following the Company’s initial public offering. We further believe that Mr. Mashinsky, as the inventor of much of the Company’s intellectual property, is in a much better position to expand the business successfully.

•	Members of the current Board are defendants in a securities fraud class action law suit. We believe that this lawsuit is a continuing and time-consuming distraction to the current management and that electing the Mashinsky Nominees, who are free of this burden, would benefit the Company.

•	Despite the Company’s declining stock price, current directors just gave themselves a raise. On February 15, 2006, the Board granted themselves a 300% pay raise to $20,000 for each non-employee director and double that amount, $40,000, for the Chairman of the Board. It is significant to us that one director, Robert Atkinson, has declined this increased pay. We are disappointed, however, that the remaining directors have granted themselves these raises in a year when the Company’s stock price has performed so poorly.

•	The interests of the current Board nominees are not aligned with Stockholders. As of April [ ], 2006, the current Class II directors collectively own 0 shares of the Company’s common stock.

WHY YOU SHOULD VOTE FOR THE MASHINSKY NOMINEES

•	The Mashinsky Nominees have significant industry and related experience to provide more effective leadership for the Company.

Mr. Mashinsky founded the Company and is largely responsible for creating its technology. Mr. Mashinsky served as Chairman and Chief Executive Officer of the Company from May 1996 through December 1999 and then as Vice Chairman until he left the Company in June 2004. Mr. Mashinsky determined to leave the Company because he was not confident that the Company’s new management would be able to successfully lead the Company. He believed that new management often ignored his guidance on how best to take advantage of the Company’s technology, which he had created. The Company operates on, among other things, over 20 patents written by Mr. Mashinsky, giving Mr. Mashinsky a unique perspective on their potential to improve current performance and their potential application to other digital products and businesses. As a director, Mr. Mashinsky would work to expand the volume of traffic the Company handles and add new services by reinvigorating the Company’s use and development of its technology. We do not believe that current management has adequately developed this area.

Mr. Marmon is a “turnaround” specialist with extensive public company, SEC and IRS experience. He has served as Chief Financial Officer of a number of public companies including Dart Group Corporation, Crown Books Corp., Trak Auto Corporation, and Baldwin-United Corporation. Appointed Chief Financial Officer by a takeover firm, he uncovered the fraud at Crazy Eddie Inc., a home electronics chain located in the northeast U.S., worked closely with federal investigative agencies and forensic auditors, and was the government’s first witness at the trial which resulted in the conviction and imprisonment of the key perpetrators. Beginning in 1996, Mr. Marmon began applying lessons learned in turnaround work to start-up companies, starting with the Company, working closely with Mr. Mashinsky. Mr. Marmon was there with Mr. Mashinsky when the Company’s original business plan and technology were under development. He, as a former officer of the Company and one of its current stockholders, is disappointed with the Company’s current performance and is ready and willing to apply his acquired knowledge and skill sets for the benefit of the Company and its Stockholders.

•	The Mashinsky Nominees have significant interests aligned with Stockholders. As of April [ ], 2006, the Mashinsky Nominees collectively own 1,587,601 shares of the Company’s common stock (or approximately 6.3% of the outstanding common stock). In addition, if the Mashinsky Nominees are elected, we will recommend that the Board consider appointing Mr. Mashinsky as

Chief Executive Officer, with compensation tied to the performance of the Company’s stock price — a salary of $1.00, but significant “out of the money” stock options.

•	Mr. Mashinsky intends to reinvigorate the Company’s use and development of its technology. As the creator of most of the Company’s patents, Mr. Mashinsky has a unique perspective on their potential to improve current performance and their potential application to other digital products and businesses. We do not believe that current management has adequately developed these areas.

THE SOLICITATION IS BEING MADE BY MESSRS. MASHINSKY AND
MARMON AND NOT ON BEHALF OF THE BOARD
      As of the date of this Proxy Statement, each of Mr. Mashinsky and Mr. Marmon is the beneficial owner of 1,497,091 shares of common stock (or approximately 5.9% of the outstanding common stock) and 90,510 shares of common stock (or approximately 0.4% of the outstanding common stock), respectively. Mr. Mashinsky, the founder and former Chief Executive Officer and director of the Company, is an inventor, entrepreneur and private investor. He conducts his business from 510 Berkley Square, Memphis Tennessee. Mr. Marmon is a “turnaround” specialist and management consultant, working out of 339 North Latch’s Lane, Merion Station, Pennsylvania. He is also an experienced public company chief financial officer, and the former President of the Company.
PLEASE DISREGARD ANY PROXY CARD YOU RECEIVE FROM THE COMPANY.
WE ENCOURAGE YOU TO RETURN ONLY THE ENCLOSED GREEN PROXY CARD.
OUR RECOMMENDATIONS IF THE MASHINSKY NOMINEES ARE ELECTED
      If elected, we plan to make the following recommendations to the Board, which we believe are in the best interests of the Company and its Stockholders:

•	Determine whether Alex Mashinsky should be appointed Chairman and Chief Executive Officer. We would also recommend that Mr. Mashinsky will be paid a salary of $1.00 for his service as CEO. In lieu of cash compensation, Mr. Mashinsky would be granted significant “out of the money” stock options tied to the performance of the Company’s stock price.

•	Determine whether Robert A. Marmon should be appointed Chief Financial Officer. We would also recommend that Mr. Marmon’s compensation be commensurate with his experience and will also include “out of the money” stock options tied to the performance of the Company’s stock price.

•	Ask that the remaining incumbent directors resign after appropriate successor directors have been identified and selected by the directors then remaining on the Board. Currently, no successor directors have been identified.

      The “out of the money” stock options would be subject to the approval of the Company’s compensation committee. The stock options would be structured to align Messrs. Mashinsky’s and Marmon’s and Stockholders’ interests by directly tying the value of the options to the Company’s stock price increases. None of the stock options would be “in the money” until the stock price of the Company’s common stock had increased 49% from the price per share on the day prior to Messrs. Mashinsky’s and Marmon’s announcement of this solicitation. Additionally, 75% of the stock options would not be “in the money” until the stock price of the Company’s common stock had more than tripled from the price per share on the day prior to Messrs. Mashinsky’s and Marmon’s announcement of this solicitation.1
      The Mashinsky Nominees, subject to their fiduciary duties to the Company and Stockholders under applicable law, intend to support these recommendations.
      By voting the enclosed GREEN Proxy Card for Mr. Mashinsky and Mr. Marmon, Stockholders can demonstrate to the other members of the Board their support for our nominees and our proposed recommendations.
      If elected, the Mashinsky Nominees will not have the power by themselves to cause the Board to act in any particular way. In addition, our proposals will require the support of the Company’s audit and compensation committees. However, subject to their fiduciary duties to the Company and its Stockholders under applicable law, the Mashinsky Nominees will attempt to influence their fellow directors to act in a manner that we believe is in the best interests of all Stockholders.
      As indicated in the Company’s definitive proxy statement with respect to the Annual Meeting, the terms of a letter agreement between the Company and Mr. Hockemeier, the current CEO, provide that if Mr. Hockemeier’s employment is terminated by the Company without cause or by him for good reason, the Company is required to continue to pay his salary for a period of one year, reimburse him for certain COBRA payments, pay him an amount equal to potential employer contributions to the Company’s retirement plan for one year and also pay him his accrued and unpaid salary and vacation time. In addition, if Mr. Hockemeier is terminated without cause or for good reason, certain of his options to buy shares of the Company’s common stock will vest on an accelerated basis. As indicated in the Company’s definitive proxy statement with respect to the Annual Meeting, the terms of a letter agreement between the Company and Mr. Roberts, the current CFO, provide that if Mr. Roberts’ employment is terminated without cause, the Company is required to continue to pay his salary for a period of six months, reimburse him for certain COBRA payments for a period of six months, pay him an amount equal to potential employer contributions to the Company’s retirement plan for a period of six months and also pay him his accrued and unpaid salary and vacation time.
      Although we currently do not have specific plans to do so, if the Mashinsky Nominees are elected, we may consider nominating directors to replace some or all of the current Class III directors at next year’s annual meeting of the Company. We do not have any specific plans if the Mashinsky Nominees are not elected. In that event, we intend to reevaluate our options with regard to our investment in the Company.
EVEN AFTER YOU HAVE SUBMITTED YOUR PROXY, YOU MAY CHANGE YOUR VOTE AT ANY TIME BEFORE THE MEETING BY SENDING A DULY EXECUTED PROXY WITH A LATER DATE TO MACKENZIE PARTNERS AT THE ADDRESS ON THE BACK COVER.

[1]	Messrs. Mashinsky’s and Marmon’s “Out of the Money” Stock Options

Exercise Price		Number of Months from Grant Date until
Per Share	Number of Stock Options	Expiration of Stock Option

$10	1,000,000	12
$15	1,000,000	18
$20	1,000,000	24
$25	1,000,000	36
$30	2,000,000	48
$35	2,000,000	48
$40	2,500,000	48
$45	2,500,000	48
$50	3,000,000	48
85% of the aggregate number of stock options would be granted to Mr. Mashinsky, and 15% would be granted to Mr. Marmon.

NOMINEES FOR DIRECTOR
GENERAL
      The by-laws of the Company provide that the exact number of directors shall be fixed by resolution of the Board. According to public information, the Board currently consists of seven members and is divided into three classes having three-year terms that expire in successive years. The term of office of the two directors in Class II expires at the Annual Meeting. We have nominated Alex Mashinsky and Robert A. Marmon to serve as Class II directors for a term of three years and until their successors are duly elected and qualified. Mr. Mashinsky and Mr. Marmon have consented to be named in this Proxy Statement and to serve as directors if elected.
THE MASHINSKY NOMINEES
      The information below concerning age and principal occupation has been furnished by Alex Mashinsky and Robert A. Marmon.

Name	Age	Principal Occupation

Alex Mashinsky	40	Inventor and Private Investor. Since June 2000, Mr. Mashinsky has been the Managing Partner of VenturiFX, an early stage venture capital firm. Mr. Mashinsky founded several companies including Qlimo in 2002, Qwireless in 2001, Elematics in 2000, and the Company in 1996. He served as the Chief Executive Officer of the Company until January 2000 and as a director until June 2004. Since 2004, Mr. Mashinsky has been Chairman of Town Car Limousine, where he has undertaken to consolidate the world wide ground transportation industry and link it to the web for real time delivery. Mr. Mashinsky has authored over 50 patents and, combining his abilities as a business strategist and technological innovator, continues to innovate in the field of web commerce and communications. Mr. Mashinsky has received numerous awards for innovation including the 2000 Albert Einstein Technology medal and the Technology Foresight Award for Innovation (presented in Geneva at Telecom 99).
Robert A. Marmon	62	Turnaround Specialist and Management Consultant. Mr. Marmon has been self employed since 1988 as a management consultant with specific expertise in corporate “turnaround” through his own company, RPF, Inc. (www.rpfinc.com). Before forming RPF, Inc. he worked for the Victor H. Palmieri Company for fourteen years, involved in high visibility turnaround projects. He is a McKinsey & Company alumnus. He currently serves as Chairman and Chief Executive Officer of NetSilica Inc., a small Internet security company, and has served in these capacities and as a director at various times since July 2001. He joined the Company in 1996 and during most of 1997, Mr. Marmon served as President and Chief Operating Officer. He remained a director of the Company until early 1998 when he left to start up Switch and Data Facilities Company. He has served as chief financial officer and chief operating officer of both private and public companies.

      Mr. Mashinsky currently has potential legal claims against the Company, as well as against Communications Ventures III, L.P., one of the Company’s Stockholders, the Company’s Chairman Anthony L. Craig, former director Roland A. Van der Meer, and the Company’s President, Chief Executive Officer and director J. Curt Hockemeier alleging breach of fiduciary duty, self-dealing, fraud, and breach of contract, and asserting over $90 million in damages, in connection with the Company’s Series E preferred stock financing consummated in 2001. In May 2005, Mr. Mashinsky sent a letter detailing his claims to the Company.
      The Company has announced that it believes these claims are without merit and indicated in correspondence to Mr. Mashinsky in May 2005 that the Company believes it has a potential legal claim against Mr. Mashinsky for providing confidential information to Mr. Mashinsky in a prior litigation. Neither Mr. Mashinsky nor the Company has pursued its respective claims. Mr. Mashinsky commits that, if elected as a director at the Annual Meeting, he will release his claims against the Company in exchange for a release by the Company of its potential claims against Mr. Mashinsky.
      Mr. Mashinsky has entered into an agreement with Thai Lee, an individual, pursuant to which Mr. Mashinsky may borrow from time to time up to $3,500,000 (which has been increased to $5,100,000) from Ms. Lee in order to acquire shares of the Company’s common stock (the “Loan Shares”). As of March 20, 2006, Mr. Mashinsky had borrowed $5,100,000 with respect to 534,585 Loan Shares pursuant to this agreement. The loan is due on December 31, 2006 and is subject to mandatory prepayment upon the sale of any Loan Shares. In addition, Ms. Lee is entitled to 50% of any net gain realized by Mr. Mashinsky on the sale of the Loan Shares. The Loan Shares may also serve as collateral for the loan.
      Messrs. Mashinsky and Marmon is each the beneficial owner of 1,497,091 and 90,510 shares of the Company’s common stock, respectively. 1,472,221 of the shares of the Company’s common stock beneficially owned by Mr. Mashinsky are directly owned by Governing Dynamics Investments, LLC (“Governing Dynamics”), of which Mr. Mashinsky is the sole member and manager. The following is a summary of all transactions in Company securities by each of Mr. Mashinsky, Governing Dynamics and Mr. Marmon over the last two years.
Alex Mashinsky and Governing Dynamics5

	Number of		Number of		Number of
	Common		Common		Common
Date of	Shares	Date of	Shares	Date of	Shares
Transaction	Purchased	Transaction	Purchased	Transaction	Purchased

02/15/2005	500	06/29/2005	1,000	11/11/2005	3,701
02/15/2005	50,320	06/29/2005	100	01/27/2006	5,000
02/15/2005	74,180	06/29/2005	4,900	01/30/2006	10,000
02/15/2005	16,932	06/29/2005	3,000	01/30/2006	5,000
02/15/2005	5,709	06/29/2005	2,604	02/17/2006	270
02/15/2005	7,884	06/29/2005	5,000	02/17/2006	600
02/15/2005	5,000	06/29/2005	11,100	02/17/2006	2000
02/15/2005	12,200	06/29/2005	2,400	02/21/2006	5000
02/15/2005	10,000	06/30/2005	3,684	02/21/2006	10,000
02/15/2005	13,123	06/30/2005	3,770	02/21/2006	5,000
02/15/2005	6,100	06/30/2005	7,350	02/21/2006	5,100

Number of
Common
Date of	Shares
Transaction	Purchased

03/01/2005	17,573
03/01/2005	5,068
03/18/2005	3,504
03/22/2005	7,048
04/04/2005	3,600
04/04/2005	10,383
04/04/2005	5,000
04/04/2005	5,000
04/28/2005	5,000
04/28/2005	5,000
04/28/2005	5,000
05/02/2005	2,358
05/05/2005	5,796
05/05/2005	1,000
05/05/2005	22,664
05/05/2005	37,336
05/05/2005	2,900
06/29/2005	17,596
06/29/2005	1,000
06/30/2005	3,000
06/30/2005	2,396
06/30/2005	5,000
06/30/2005	2,000
07/01/2005	17,084
07/01/2005	3,116
07/25/2005	14,624
07/25/2005	5,000
07/25/2005	4,000
07/25/2005	8,061
07/25/2005	7,399
07/25/2005	916
07/26/2005	2,029
07/26/2005	10,415
07/27/2005	2,677
07/28/2005	1,200
07/29/2005	10,000
08/01/2005	1,123
11/10/2005	4,299
02/21/2006	15,000
02/22/2006	10,564
02/22/2006	500
02/23/2006	30,300
02/24/2006	12,000
02/27/2006	57,055
02/28/2006	8,000
02/28/2006	9,900
02/28/2006	28,442
03/01/2006	400
03/01/2006	300
03/02/2006	10,000
03/02/2006	2,700
03/03/2006	100,000
03/03/2006	500
03/06/2006	81,433
03/07/2006	80,142
03/08/2006	34,962
03/09/2006	19,219
03/10/2006	9,219
03/13/2006	209,610
03/17/2006	15,550
*03/17/2006	6,500
03/20/2006	360,865
03/21/2006	46,000
03/21/2006	150,000
03/22/2006	48,724
03/22/2006	4,000
03/24/2006	10,751
03/24/2006	3,200
03/27/2006	7,800
03/27/2006	14,325
03/28/2006	16,800
04/03/2006	152
04/05/2006	5,550

      5 “*” indicates transactions by Alex Mashinsky individually. All other transactions were by Governing Dynamics.

	Number of		Number of		Number of
	Common		Common		Common
Date of	Shares	Date of	Shares	Date of	Shares
Transaction	Sold	Transaction	Sold	Transaction	Sold

03/17/2005	17,400	04/28/2005	2,358	10/11/2005	5,000
03/23/2005	12,500	05/02/2005	500	10/24/2005	10,415
03/24/2005	15,200	05/02/2005	7,048	10/24/2005	14,624
03/28/2005	11,000	05/02/2005	2,400	11/02/2005	3,701
03/29/2005	12,600	05/03/2005	5,796	11/02/2005	4,299
03/29/2005	6,100	05/04/2005	1,000	11/01/2005	1,123
03/30/2005	11,000	08/05/2005	11,100	11/01/2005	10,000
03/30/2005	13,123	08/05/2005	2,900	11/01/2005	1,200
03/31/2005	40,900	08/10/2005	5,000	11/01/2005	2,677
03/31/2005	10,000	08/11/2005	3,000	11/01/2005	2,029
04/01/2005	9,200	08/12/2005	100	03/06/2006	500
04/04/2005	8,500	08/12/2005	4,900
04/05/2005	10,000	08/18/2005	1,000
04/05/2005	12,200	08/19/2005	1,000
04/06/2005	10,000	08/23/2005	17,596
04/06/2005	7,884	08/24/2005	2,000
04/06/2005	5,000	08/25/2005	5,000
04/07/2005	20,000	08/26/2005	2,396
04/07/2005	16,932	08/26/2005	2,604
04/07/2005	5,709	08/30/2005	3,000
04/08/2005	60,113	08/31/2005	7,350
04/08/2005	74,180	09/01/2005	3,770
04/08/2005	3,504	09/02/2005	3,116
04/08/2005	17,573	09/02/2005	3,684
04/08/2005	5,068	09/06/2005	916
04/08/2005	112,500	09/06/2005	17,084
04/11/2005	50,320	09/07/2005	7,399
04/27/2005	37,336	09/08/2005	8,061
04/28/2005	22,664	09/09/2005	4,000
      In addition, on July 9, 2004, Mr. Mashinsky surrendered 18,989 shares of the Company’s common stock to the Company in exchange for the cancellation of indebtedness.

Robert A. Marmon

Date of Transaction	Number of Common Shares Purchased(P)/Sold(S)

04/05/2005	2,500(S)
04/12/2005	5,000(S)
05/16/2005	13,000(S)
06/22/2005	7,500(S)
06/24/2005	7,500(S)
      In addition, on November 17, 2004, Mr. Marmon received 58,465 shares of the Company’s common stock in connection with the settlement of litigation with the Company.
WE RECOMMEND THAT STOCKHOLDERS VOTE IN FAVOR OF THE
MASHINSKY NOMINEES LISTED ABOVE AND
NOT RETURN THE COMPANY’S WHITE PROXY CARD TO THE COMPANY AND
NOT VOTE IN FAVOR OF THE NOMINEES OF THE COMPANY.

QUESTIONS CONCERNING THIS PROXY STATEMENT OR THE ENCLOSED
GREEN PROXY CARD SHOULD BE DIRECTED TO:
MACKENZIE PARTNERS, INC.
105 MADISON AVENUE,
NEW YORK, NY 10016
CALL TOLL FREE
1-800-322-2885

VOTING
      Based on public information, the Board has fixed the close of business on May 2, 2006 as the record date for the determination of the Stockholders entitled to notice of and to vote at the Annual Meeting. Based on the latest available public information, there were [                    ] shares of common stock outstanding on [                    ], 2006. The holders of a majority of such shares, represented in person or by proxy, shall constitute a quorum at the Annual Meeting. A quorum is necessary before business may be transacted at the Annual Meeting except that, even if a quorum is not present, the Stockholders present in person or by proxy shall have the power to adjourn the meeting from time to time until a quorum is present. Each Stockholder entitled to vote shall have the right to one vote for each share of common stock outstanding in such Stockholder’s name.
      Directors are to be elected by a plurality of the votes cast at the Annual Meeting. With respect to any other matter that may properly be brought before the Annual Meeting, the affirmative vote of a majority of the votes cast by Stockholders entitled to vote thereon is required to take action, unless a greater percentage is required either by law or by the Company’s certificate of incorporation or by-laws. In determining the number of votes cast with respect to any voting matter, only those cast “for” or “withhold authority” are included. Abstentions will be considered present and entitled to vote at the Annual Meeting but will not be counted as votes cast. Accordingly, abstentions will have no effect on the vote. Similarly, where brokers submit proxies but are prohibited and thus refrain from exercising discretionary authority in voting shares on certain matters for beneficial owners who have not provided voting instructions with respect to such matters (commonly referred to as “broker non-votes”), those shares will be considered present and entitled to vote at the Annual Meeting but will not be counted as votes cast as to such matters and thus will have no effect on the vote.
      Execution and return of the enclosed GREEN Proxy Card will not affect a Stockholder’s right to attend the Annual Meeting and vote in person. Any Stockholder that executes and returns a Proxy Card has the right to revoke it by filing a written revocation with the Secretary of the Company at any time before the Proxy is voted, delivering a duly executed proxy bearing a later date, or attending the Annual Meeting and voting in person. Attendance at the Annual Meeting will not, in and of itself, constitute a revocation of a proxy.
      Unless contrary instructions are indicated on the enclosed GREEN Proxy Card, all shares of common stock represented by valid Proxies received pursuant to this solicitation (which have not been revoked as described above) will be voted (a) FOR the election of Alex Mashinsky and Robert A. Marmon, and (b) at the discretion of the Proxy holder(s), on such other business as may properly come before the Annual Meeting, including any adjournment(s) or postponements(s) thereof.
      IF YOU WISH TO VOTE FOR ALEX MASHINSKY AND ROBERT A. MARMON, YOU MUST EXECUTE AND RETURN THE ENCLOSED GREEN PROXY CARD AND SHOULD NOT EXECUTE OR RETURN THE COMPANY’S WHITE PROXY CARD.
      DO NOT RETURN ANY PROXY CARD OTHER THAN THE GREEN PROXY CARD. IF YOU RETURN MORE THAN ONE PROXY CARD THERE IS A RISK THAT YOUR SHARES

WILL NOT BE VOTED AS YOU DESIRE, BECAUSE ONLY THE LATEST DATED PROXY CARD YOU SUBMIT COUNTS.
      EVEN AFTER YOU HAVE SUBMITTED YOUR PROXY, YOU MAY CHANGE YOUR VOTE AT ANY TIME BEFORE THE MEETING BY SENDING A DULY EXECUTED PROXY WITH A LATER DATE TO MACKENZIE PARTNERS AT THE ADDRESS ON THE BACK COVER.
      IF YOUR SHARES ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK OR NOMINEE ON THE RECORD DATE, ONLY IT CAN VOTE YOUR SHARES AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS. PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND GIVE INSTRUCTIONS FOR YOUR SHARES TO BE VOTED ON THE GREEN PROXY CARD FOR ALEX MASHINSKY AND ROBERT A. MARMON.
      YOUR VOTE AT THIS YEAR’S ANNUAL MEETING IS ESPECIALLY IMPORTANT. PLEASE SIGN AND DATE THE ENCLOSED GREEN PROXY CARD AND RETURN IT IN THE ENCLOSED POSTAGE-PAID ENVELOPE PROMPTLY.
INFORMATION CONCERNING PERSONS WHO MAY SOLICIT PROXIES
      Under the applicable regulations of the Securities and Exchange Commission, each of Mr. Mashinsky, Mr. Marmon, Governing Dynamics and Ms. Thai Lee is deemed to be a “participant” in our solicitation of proxies. The name, business address and principal occupation of each of Mr. Mashinsky and Mr. Marmon appear earlier in this Proxy Statement, while the following table sets forth such information for Governing Dynamics and Ms. Lee and any other person who may solicit proxies from Stockholders on our behalf (each a “Participant”).

Name	Business Address	Principal Occupation

Governing Dynamics	510 Berkley Square Memphis, Tennessee 38120	Investment vehicle for Mr. Mashinsky
Thai Lee	Software House International	President
2 Riverview Dr.
Somerset, New Jersey 08873
      The following is a summary of all transactions in Company securities by Ms. Lee over the last two years. A similar summary for each of Messrs. Mashinsky and Marmon and Governing Dynamics appears earlier in this Proxy Statement. Ms. Lee is the beneficial owner of 100,000 shares of the Company’s common stock. Unless otherwise indicated, no Participant other than Messrs. Mashinsky and Marmon, Governing Dynamics and Ms. Lee has purchased or sold shares of the Company’s common stock within the past two years.

Date of Transaction	Number of Common Shares Purchased

02/17/2006	10,000
02/17/2006	10,000
02/17/2006	30,000
03/01/2006	34,500
03/02/2006	15,500
      Except as described in this Proxy Statement, neither the Participant nor any of his or her respective affiliates or associates (together, the “Participant Affiliates”), (i) directly or indirectly beneficially owns any securities of the Company or of any subsidiary of the Company or (ii) has had any relationship with the Company in any capacity other than as a Stockholder. Furthermore, except as described in this Proxy Statement, neither the Participant nor any Participant Affiliate is a party to any transaction or series of transactions since January 1, 2005, or has knowledge of any currently proposed transaction or series of transactions, (i) to which the Company or any of its subsidiaries was or is to be a party, (ii) in which the amount involved exceeds $60,000, and (iii) in which the Participant or Participant Affiliate had or will have, a direct or indirect material interest.
      Except as described in this Proxy Statement, neither the Participant nor any Participant Affiliate has entered into any agreement or understanding with any person respecting any (i) future employment by the Company or its affiliates or (ii) any transactions to which the Company or any of its affiliates will or may be a party. Except as described in this Proxy Statement, there are no contracts, arrangements or understandings by the Participant or Participant Affiliates within the past year with any person with respect to any capital stock of the Company.
COST AND METHOD OF SOLICITATION
      We will bear the cost of this solicitation. While no precise estimate of this cost can be made at the present time, we currently estimate that we collectively will spend a total of approximately $[          ] for our solicitation of proxies, including expenditures for attorneys, solicitors and advertising, printing, transportation and related expenses. As of [                    ], 2006, we have incurred proxy solicitation expenses of approximately $[          ]. We expect to seek reimbursement from the Company for our expenses in connection with this solicitation. Reimbursement will not be submitted to a vote of Stockholders. In addition to soliciting proxies by mail, proxies may be solicited in person or by telephone, telecopy, e-mail or the Internet.
      We will also reimburse brokers, fiduciaries, custodians and other nominees, as well as persons holding stock for others who have the right to give voting instructions, for out-of-pocket expenses incurred in forwarding this Proxy Statement and related materials to, and obtaining instructions or authorizations relating to such materials from, beneficial owners of Company capital stock. We will pay for the cost of these solicitations, but these individuals will receive no additional compensation for these solicitation services. We have retained the proxy solicitation firm of MacKenzie Partners, Inc. at customary fees, plus reasonable out-of-pocket expenses, to participate in the solicitation of proxies and revocations. We also have agreed to indemnify MacKenzie Partners against certain liabilities and expenses. We estimate that approximately [50] employees of MacKenzie Partners will be involved in the solicitation of proxies on our behalf.
ADDITIONAL INFORMATION
      Certain information regarding common stock held by the Company’s directors, nominees, management and 5% stockholders is contained in the Company’s proxy statement and is incorporated herein by reference. Information concerning the date by which proposals of security holders intended to be presented at the next annual meeting of stockholders of the Company must be received by the Company for inclusion in the Company’s proxy statement and form of proxy for that meeting is also contained in the Company’s proxy statement and is incorporated herein by reference.
      We are not responsible for the preparation of any information contained in the Company’s proxy statement and can provide no assurance as to the reliability thereof.
ALEX MASHINSKY                    ROBERT A. MARMON
[April      , 2006]

IMPORTANT
PLEASE REVIEW THIS DOCUMENT AND THE ENCLOSED MATERIALS
CAREFULLY. YOUR VOTE IS VERY IMPORTANT, NO MATTER HOW MANY
OR HOW FEW SHARES OF COMMON STOCK YOU OWN.

1.	If your shares are registered in your own name, please sign, date and mail the enclosed GREEN Proxy Card to MacKenzie Partners, Inc. in the postage-paid envelope provided today.

2.	If you have previously signed and returned a proxy card to Arbinet-thexchange, Inc., you have every right to change your vote. Only your latest dated card will count. You may revoke any proxy card already sent to Arbinet-thexchange, Inc. by signing, dating and mailing the enclosed GREEN Proxy Card in the postage-paid envelope provided. Any proxy may be revoked at any time prior to the 2006 Annual Meeting by sending a new proxy card to MacKenzie Partners, Inc. or the Secretary of Arbinet-thexchange, Inc., or by voting in person at the 2006 Annual Meeting.

3.	If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can sign a GREEN Proxy Card with respect to your shares and only after receiving your specific instructions. Accordingly, please sign, date and mail the enclosed GREEN Proxy Card in the postage-paid envelope provided, and to ensure that your shares are voted, you should also contact the person responsible for your account and give instructions for a GREEN Proxy Card to be issued representing your shares.

4.	After signing the enclosed GREEN Proxy Card do not sign or return the Company’s proxy card unless you intend to change your vote, because only your latest dated proxy card will be counted.
If you have any questions about giving your proxy or require assistance, please call toll-free:
MACKENZIE PARTNERS, INC.
1-800-322-2885

PRELIMINARY COPY, SUBJECT TO COMPLETION
IN OPPOSITION TO THE BOARD OF DIRECTORS OF
ARBINET-THEXCHANGE, INC.
PROXY FOR THE 2006 ANNUAL MEETING OF STOCKHOLDERS
THIS PROXY IS SOLICITED ON BEHALF OF ALEX MASHINSKY AND ROBERT A. MARMON
     The undersigned hereby appoints Alex Mashinsky and Robert A. Marmon, or either of them proxies for the undersigned with full power of substitution, to vote all shares of beneficial interest of Arbinet-thexchange, Inc. (the “Company”) which the undersigned is entitled to vote at the Company’s 2006 Annual Meeting of Stockholders, and any postponements or adjournments thereof, hereby revoking all prior proxies, on the matters set forth below as follows:
ALEX MASHINSKY AND ROBERT A. MARMON RECOMMEND A VOTE FOR PROPOSAL 1.
     THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED. IF A CHOICE IS NOT SPECIFIED, THE PROXY WILL BE VOTED FOR THE NOMINEES LISTED BELOW.

☑	Please mark your votes as in this example.

1.	Election of Alex Mashinsky and Robert A. Marmon as Class II Directors whose terms expire in 2009:

☐ FOR all nominees (except as marked below)	☐ WITHHOLD AUTHORITY for all nominees
     (INSTRUCTION: To withhold authority to vote for one or more nominees, mark FOR above and print the name(s) of the person(s) with respect to whom you wish to withhold authority in the space provided below.)

2.	To act upon any other matters that may properly come before the meeting.

PRELIMINARY COPY, SUBJECT TO COMPLETION
     PLEASE MARK YOUR VOTES (ON REVERSE SIDE), SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY USING THE ENCLOSED POSTAGE-PAID ENVELOPE.
      Please sign exactly as your name appears on this Proxy. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give your full title. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by the authorized person.

Date: , 2006	Signature of Stockholder

Signature of Stockholder